                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                         -------------

                           FORM 8-A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                    REALTY INCOME CORPORATION
      (Exact name of registrant as specified in its charter)

                            Maryland
                            --------
              (State of incorporation or organization)

                            33-0580106
                            ----------
                 (IRS Employer Identification No.)

        220 West Crest Street, Escondido, California 92025
        --------------------------------------------------
        (Address of principal executive offices) (Zip Code)


     If this form relates          If this form relates to
     to the registration           the registration of a
     of a class of debt            class of debt securities
     securities and is             and is to become
     effective upon                effective simultaneously
     filing pursuant to            with the effectiveness of
     General Instruction           a concurrent registration
     A(c)(i) please check          statement under the
     the following box. /  /       Securities Act of 1933
                                   pursuant to General
                                   Instruction A(c)(2)
                                   please check the
                                   following box.  /  /


Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class             Name of each exchange on which
   to be so registered             each class is to be registered
   -------------------             ------------------------------
     Preferred Share                New York Stock Exchange, Inc.
     Purchase Rights


Securities to be registered pursuant to Section 12(g) of the Act:
  None

Item 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On June 10, 1998, the Board of Directors of Realty Income
Corporation (the "Company") adopted a Stockholder Rights Plan.

     In connection with the Rights Plan, the Board of Directors of the Company declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company outstanding at the close of business on July 1, 1998 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until July 1, 2008 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth (1/100th) of a share of Class A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $104.50 per one one-hundredth (1/100th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

     Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. These Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

     At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for that number of Common Shares having an aggregate value equal to the Spread (the excess of the value of the Adjustment Shares issuable upon the exercise of a Right over the Purchase Price) per Right (subject to adjustment).

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Rights will expire on July 1, 2008 (unless earlier redeemed, exchanged or terminated). The Bank of New York is the Rights Agent.

     The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause
(i) above)) or of convertible securities, subscription rights or warrants (other than those referred to above).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the Rights Agreement dated as of June 25, 1998 between the Company and the Rights Agent (the "Rights Agreement") may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

     One Right will be distributed to stockholders of the Company for each Common Share owned of record by them on July 1, 1998.
As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 1,000,000 Preferred Shares initially for issuance upon exercise of the Rights.

     The rights are designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

     The Rights Agreement specifying the terms of the Rights and the text of the press release announcing the declaration of the Rights, are incorporated herein by reference as exhibits to this Current Report. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.


Item 2.     Exhibits

          1. Rights Agreement, dated as of June 25, 1998 between Realty Income Corporation and The Bank of New York which includes the form of Articles Supplementary of the Class A Junior Participating Preferred Stock of Realty Income Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

          2.     Text of Press Release, dated June 11, 1998.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.



                              REALTY INCOME CORPORATION



Dated:  June 26, 1998          By /S/ Michael R. Pfeiffer
                                  -----------------------
                                  Name:  Michael R. Pfeiffer
                                  Title: Senior Vice President
                                          and General Counsel

                          EXHIBIT INDEX

     1. Rights Agreement, dated as of June 25, 1998 between Realty Income Corporation and The Bank of New York which includes the form of Articles Supplementary of the Class A Junior Participating Preferred Stock of Realty Income Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

     2.     Text of Press Release, dated June 11, 1998.